SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   October 05, 2006

SIGNATURE LEISURE, INC.
(Exact Name of Registrant as Specified in its Charter)

Colorado	000-49600	50-0012982
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Candace Drive, Suite 100
Maitland, Florida 32751
(Address of Principal Executive Offices)

(407) 599-2886
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 3 – Securities and Trading Markets

Item 3.02 – Unregistered Sales of Equity Securities

On October 05, 2006, we sold 50,000,000 shares of our common stock at a price of $0.007 per share for a total of $350,000. This amount was paid in exchange for the satisfaction of $350,000 of accrued bonus and salary owed Stephen W. Carnes.

These shares were sold to Stephen W. Carnes our CEO and sole Director. Mr. Carnes is a beneficial holder of our common stock who directly and indirectly controls 52.1% (inclusive of this purchase) of the issued and outstanding common stock. Prior to this issuance Stephen W. Carnes our CEO and sole Director controlled directly or indirectly 47.9% of the issued and outstanding common stock.

This private offering we believe to be exempt from registration under Regulation D promulgated under Section 4(2) of the Securities Act. We also believe this private offering to be exempt from registration under Regulation S, as the purchaser is domiciled and transaction occurred outside the United States. The sales of stock were strictly limited to individuals and entities, each of whom was an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act and had adequate access to information pertaining to our Company. Furthermore, no advertisements were made, no commissions were paid and the securities are restricted pursuant to Rule 144.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGNATURE LEISURE, INC.

Date: October 18, 2006   By: \s\   Stephen W. Carnes, President

Stephen W. Carnes, President